Exhibit 99.1

The share exchange described in this press release involves securities of a Japanese company. The share exchange is subject to disclosure requirements of Japan that are different from those of the United States. Financial statements included in this document, if any, have been prepared in accordance with non-U.S. accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in Japan and some or all of its officers and directors are residents outside of the United States. You may not be able to sue a Japanese company or its officers or directors in a Japanese court for violations of the U.S. securities laws. It may be difficult to compel a Japanese company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the parties to the share exchange may purchase securities otherwise than in connection with the share exchange, such as in the open market or through privately negotiated purchases.

This document has been translated from the Japanese-language original document for reference purposes only. In the event of any conflict or discrepancy between this document and the Japanese-language original, the Japanese-language original shall prevail in all respects.

May 12, 2025

Company name:	Kobe Steel, Ltd.
Representative:	Yoshihiko Katsukawa
President, CEO, and
Representative Director
Stock Listing:	TSE Prime
Code number:	5406
Contact:	Norimasa Sasaki
General Manager,
General Administration and CSR
Department
Telephone:	+81-3-5739-6010

Company name:	Nippon Koshuha Steel Co., Ltd.
Representative:	Daisuke Ogura, President and
Representative Director
Stock Listing:	TSE Standard
Code number:	5476
Contact:	Kazuaki Kobayashi
General Manager
General Affairs Department
Telephone:	+81-3-5687-6023

Notice Concerning Execution of Share Exchange Agreement (Simplified Share Exchange) for Making Nippon Koshuha Steel Co., Ltd. a Wholly Owned Subsidiary of Kobe Steel Co., Ltd. and Transfer of Nippon Koshuha Steel Shares by Kobe Steel to Daido Steel Co., Ltd.

Kobe Steel, Ltd. (“Kobe Steel”) and Nippon Koshuha Steel Co., Ltd. (“Nippon Koshuha Steel;” collectively, together with Kobe Steel, the “Companies”) hereby announce that the Companies have decided to implement a share exchange, whereby Kobe Steel will become the wholly owning parent company and

Nippon Koshuha Steel will become the wholly owned subsidiary (the “Share Exchange”), in accordance with the resolutions passed at the meetings of the boards of directors of the Companies held today, and have today entered into a share exchange agreement (the “Share Exchange Agreement”).

Additionally, it was decided today at the meetings of the boards of directors of the Companies that, subject to the effectuation of the Share Exchange, all outstanding shares of Koshuha Foundry Co., Ltd. (“Koshuha Foundry”) held by Nippon Koshuha Steel (“Koshuha Foundry Shares”) and the assets of Nippon Koshuha Steel relating to its iron casting business will be distributed as a dividend in-kind from Nippon Koshuha Steel to Kobe Steel (the “In-Kind Dividend”). Also, it was decided today at the meeting of the board of directors of Kobe Steel that, subject to the effectuation of the Share Exchange, the implementation of the In-Kind Dividend, and the Regulatory Clearances (as defined below), Kobe Steel will transfer all of the common shares of Nippon Koshuha Steel held by Kobe Steel (“Nippon Koshuha Steel Shares”) to Daido Steel Co., Ltd. (“Daido Steel”) (that share transfer, the “Share Transfer”). Today, a share transfer agreement was executed between Kobe Steel and Daido Steel.

Since Daido Steel is likely to be required to obtain regulatory approvals for the Share Transfer, which is subject to the effectuation of the Share Exchange, from relevant authorities in Japan and oversea, including the Japan Fair Trade Commission (the “Regulatory Clearances”), the Share Exchange is also conditional upon the Regulatory Clearances. The Share Exchange is scheduled to be consummated effective as of February 2, 2026 by Kobe Steel through a simplified share exchange procedure under Article 796, Paragraph 2 of the Companies Act (Act No. 86 of 2005, as amended; hereinafter the same) that does not require approval by a resolution of a shareholders meeting, and by Nippon Koshuha Steel after the Share Exchange Agreement is approved by a resolution at its annual shareholders meeting scheduled to be held on June 24, 2025.

Prior to the effective date of the Share Exchange (scheduled for February 2, 2026), Nippon Koshuha Steel Shares will be delisted from the Standard Market of the Tokyo Stock Exchange, Inc. (the “TSE”) on January 29, 2026 (with the last trading date being January 28, 2026).

1.	Purpose of Making Nippon Koshuha Steel a Wholly Owned Subsidiary through the Share Exchange

Kobe Steel was founded when the general partnership trading company Suzuki Shoten acquired a steel business called Kobayashi Seikosho in September 1905 and changed its name to Kobe Seikosho. Then, in June 1911, Suzuki Shoten spun off the company to establish Kobe Steel, Ltd. The KOBELCO Group (which refers to the corporate group centering around Kobe Steel; hereinafter the same) consists of Kobe Steel and 196 subsidiaries and 47 affiliates as of March 31, 2025 and operates steel and aluminum, advanced materials, welding, machinery, engineering, construction machinery, electric power, and other businesses.

Starting out as a steel casting and forging manufacturer, the KOBELCO Group gradually expanded into machinery, steel rolling, copper, engineering, construction machinery, aluminum, and welding businesses. During its over 110 years history, the KOBELCO Group has constantly responded to the needs of society and promoted selection and expansion of its businesses. As a result, the KOBELCO Group now primarily operates in three business segments: the Materials Business consisting of materials including steel and aluminum, advanced materials including steel casting and forging and aluminum casting and forging, and welding materials; the Machinery Business consisting of industrial machinery, engineering, and construction machinery; and the Electric Power Business.

The products and services provided by the KOBELCO Group serve as essential materials for various industries, including transportation, electronics, construction and civil engineering, industrial machinery, and social infrastructure. The competitive advantage of the KOBELCO Group lies in its diverse range of unique products supplied to a broad spectrum of customers, such as hard-to-replace materials and components based on its proprietary technology and various energy-saving and environment friendly machinery products and engineering technologies. In addition, the KOBELCO Group provides electric power, a public service that constitutes vital social infrastructure. As such, the KOBELCO Group believes it has significant social responsibilities.

Nippon Koshuha Steel was established in May 1950, originating from its forerunner Nippon Koshuha Heavy Industry Co., Ltd., founded in January 1936 with the purpose of commercializing integrated production from the refining of low-grade ore and iron sand using the high-frequency electroshock refining method to the production of finished products. The Nippon Koshuha Steel group, consisting of Nippon Koshuha Steel, its parent company Kobe Steel, and four subsidiaries as of March 31, 2025 (Nippon Koshuha Steel and its four subsidiaries are collectively called the “Nippon Koshuha Steel Group”), focuses on the manufacture and sale of special steel and cast iron products. Nippon Koshuha Steel, together with its subsidiaries, operates in two business segments: special steel business (manufacture and sale of tool steel, super alloy steel, and bearing steel products (e.g., steel wire, wire rod, bar, forged products, processed products)) and iron casting business (manufacture and sale of special casting products such as auto parts and construction and industrial machinery parts).

Recently, the environment surrounding the special steel and casting industries has become increasingly challenging due to such factors as the medium to long term decline in domestic demand caused by the declining birthrate and aging population, the entry of overseas manufacturers offering low-cost products, and rapid changes in the product mix driven by the shifting trend towards vehicle electrification in the automobile industry, which is a key customer. In addition, difficulties in maintaining continued business growth at Nippon Koshuha Steel are further increasing due to labor shortages and recruitment challenges resulting from the shrinking labor force and diversified working styles, rises in the minimum wage and logistics and energy costs, and the soaring prices of raw materials caused by the depreciation of the yen.

In light of the abovementioned challenges, Kobe Steel has engaged in extensive discussions internally regarding the strategy and future path of Nippon Koshuha Steel’s business. Points of deliberation included alignment with Kobe Steel’s business strategy, potential synergies between the Companies, the impact on minority shareholders of Nippon Koshuha Steel, and the financial implications for Kobe Steel and the impact on the interests of its shareholders. During this process, Kobe Steel has considered fundamental management reforms, including making Nippon Koshuha Steel a wholly owned subsidiary, aimed at enhancing the corporate value of Nippon Koshuha Steel by realizing a more integrated group management, such as effective utilization of management resources through further strengthening of collaboration and optimal allocation of management resources by eliminating overlapping functions.

To date, Kobe Steel and Nippon Koshuha Steel have been working on improving the profitability of Nippon Koshuha Steel and streamlining the mold and tool business by strengthening their collaboration to enhance the corporate value of Nippon Koshuha Steel. While certain results have been achieved through these efforts, it has become increasingly clear that the synergies between Nippon Koshuha Steel’s special steel business and the business portfolio of Kobe Steel are rather limited. Therefore, Kobe Steel has been carefully considering the strategy for Nippon Koshuha Steel’s special steel business. However, despite efforts aimed at enhancing corporate value of Nippon Koshuha Steel, a net loss attributable to owners of the parent was recorded for the fiscal years ended March 2020, March 2021, and March 2023. In the fiscal year ended March 2024, although net income attributable to owners of the parent temporarily recovered due to a special gain from the transfer of fixed assets by Koshuha Precision Co., LTD, a subsidiary of Nippon Koshuha Steel, Nippon Koshuha Steel still recorded operating and ordinary losses. Furthermore, in the fiscal year ended March 2025, in addition to operating and ordinary losses, a net loss attributable to owners of the parent was again recorded (Note). As such, Nippon Koshuha Steel has not yet achieved stable profitability. As a result of these findings, Kobe Steel has been determined that, in order for Nippon Koshuha Steel to further improve its profitability and achieve stable business operations, it is necessary to aim for improved profitability and the reconstruction of a stable business management system through a capital alliance with a third party that can provide strong support in building a business foundation, with Nippon Koshuha Steel’s special steel business as its core business, rather than continuing independent business operations as a listed company.

(Note) For details, please refer to Nippon Koshuha Steel’s press release “Notice Regarding the Differences Between the Forecasted Consolidated Financial Results and Actual Results for the Fiscal Year Ended March 2025, and Differences Between the Actual Non-Consolidated Financial Results and the Previous Fiscal Year’s Actual Result” announced today.

In this context, Kobe Steel started discussions and considerations regarding the transfer of Nippon Koshuha Steel’s special steel business with Daido Steel, with which Kobe Steel had prior contacts. Through a series of discussions with Daido Steel and deliberations within Kobe Steel based on the results of such discussions, Kobe Steel decided that the best option for enhancing the corporate value of Kobe Steel and Nippon Koshuha Steel was to transfer Nippon Koshuha Steel’s special steel business to Daido Steel, which has strong expertise and extensive experience in the special steel business, positioning it as its core operation, and to operate the iron casing business as part of the KOBELCO Group. As a result, Kobe Steel and Daido Steel entered into detailed discussions regarding taking private of Nippon Koshuha Steel and acquisition of the special steel business of Nippon Koshuha Steel by Daido Steel, and examine the feasibility of such transaction and explore a potential transaction structure.

Kobe Steel and Daido Steel continued to engage in discussions, and on May 31, 2024, Kobe Steel and Daido Steel proposed to Nippon Koshuha Steel the privatization of Nippon Koshuha Steel and the acquisition of Nippon Koshuha Steel’s special steel business by Daido Steel (the “Transaction”). Although it had not been determined at the time of the proposal as of such date which of Kobe Steel or Daido Steel would take Nippon Koshuha Steel private, one of the potential structures for taking Nippon Koshuha Steel private was a public tender offer for Nippon Koshuha Steel Shares followed by a squeeze-out procedure.

As described in “(4) Measures to Ensure Fairness (Including Measures to Avoid Conflicts of Interest)” of “3. Basis for the Terms of Allotment for the Share Exchange” below, Nippon Koshuha Steel considered the specifics of establishing an independent reviewing structure necessary for the review of the Transaction to ensure the fairness of the Transaction since the proposal for the Transaction was made by Kobe Steel, its parent company and controlling shareholder. After appropriately establishing such reviewing structure, Nippon Koshuha Steel commenced a specific review of the Transaction. Specifically, prior to commencing the review of the Transaction, Nippon Koshuha Steel established a special committee on August 27, 2024 consisting of independent members who have no conflict of interest with Kobe Steel, the controlling shareholder, or Daido Steel (the “Special Committee;” details of which are provided in “(4) Measures to Ensure Fairness (Including Measures to Avoid Conflicts of Interest)” of “3. Basis for the Terms of Allotment for the Share Exchange” below) to ensure fairness, transparency, and objectivity of the decision-making process of, and to eliminate arbitrary decision making by, Nippon Koshuha Steel’s board of directors. Nippon Koshuha Steel also retained external experts to further develop the structure for the specific review. As described in “iii. Establishment of Special Committee with No Conflict of Interest and Obtaining of Written Report by Nippon Koshuha Steel” of “(4) Measures to Ensure Fairness (Including Measures to Avoid Conflicts of Interest)” of “3. Basis for the Terms of Allotment for the Share Exchange” below, the Special Committee retained K.K. Stand by C (“Stand by C”) as its own financial advisor on September 24, 2024.

Subsequently, as a result of the due diligence conducted by Kobe Steel and Daido Steel on Nippon Koshuha Steel, more detailed review on their respective acquisition targets, and discussions between Kobe Steel and Daido Steel, it was agreed among Kobe Steel, Daido Steel, and Nippon Koshuha Steel that, to facilitate the transfer of Nippon Koshuha Steel’s special steel business to Daido Steel, Kobe Steel would first take Nippon Koshuha Steel private, since it is already the parent company of Nippon Koshuha Steel. While Kobe Steel considered a tender offer followed by a squeeze-out procedure as a method of taking Nippon Koshuha Steel private, as proposed on May 31, 2024, it was determined that making Nippon Koshuha Steel a wholly owned subsidiary through a share exchange using Kobe Steel’s common shares (“Kobe Steel Shares”) as consideration would be a more desirable approach for the interest of minority shareholders of Nippon Koshuha Steel as a way to take Nippon Koshuha Steel private. The reason behind this decision was that: (i) by holding Kobe Steel Shares, minority shareholders of Nippon Koshuha Steel would be able to enjoy the benefits expected by Kobe Steel through the Transaction and profits to be generated through Kobe Steel’s overall strategy, including the optimization of the business portfolio; and (ii) by continuing to hold Kobe Steel Shares, minority shareholders of Nippon Koshuha Steel would be able to cash out Kobe Steel Shares any time if they wish as Kobe Steel Shares are listed on the Prime Market of TSE and due to Kobe Steel Shares’ ensured liquidity. In view of the above, Kobe Steel engaged in further discussions with Daido Steel regarding the method of taking Nippon Koshuha Steel private and, having reached an agreement with Daido Steel on making Nippon Koshuha Steel a wholly owned subsidiary through a share exchange using Kobe Steel Shares as consideration, proposed the Share Exchange to Nippon Koshuha Steel on April 3, 2025 as the method of taking Nippon Koshuha Steel private for the Transaction.

After receiving the proposal for the Share Exchange, Nippon Koshuha Steel confirmed to maintain the reviewing structure and the engagement of external experts as described in “(4) Measures to Ensure Fairness (Including Measures to Avoid Conflicts of Interest)” of “3. Basis for the Terms of Allotment for the Share Exchange” below in order to consider the Share Exchange. Additionally, Nippon Koshuha Steel consulted certain matters related to the Share Exchange with the Special Committee and engaged in the review of the Share Exchange.

As a result of deliberations and discussions among Kobe Steel, Nippon Koshuha Steel, and Daido Steel, it has been concluded that the Transaction will be beneficial for enhancing the corporate value of Kobe Steel and Nippon Koshuha Steel. The Transaction will strengthen the competitiveness and improve the profitability of the special steel business of Nippon Koshuha Steel by leveraging the management know-how of the Daido Steel Group (which refers to the corporate group centering around Daido Steel; hereinafter the same) in the special steel business and pursuing synergies, as well as allow the iron casting business to leverage the management resources of the KOBELCO Group and expand production volumes by collaborating with and receiving purchase orders from the KOBELCO Group companies. Also, Kobe Steel will be able to focus its management resources on the core areas of its growth strategy by restructuring its business portfolio through the Transaction.

Specifically, the Companies and Daido Steel believe that the Transaction will unlock the following synergies:

(i)	Cost reduction and expansion of production volumes through optimization of production allocation and layout and suppression of redundant investments

Nippon Koshuha Steel and Daido Steel will be able to improve production efficiency and expand production volumes and production lots by utilizing surplus capacity through the optimization of production allocation and layout. Additionally, by suppressing redundant investments, cash flow will be improved, which is expected to enhance the competitiveness of Nippon Koshuha Steel’s special steel business.

(ii)	Enhanced presence and increased sales by leveraging the Daido Steel Group’s extensive domestic and overseas network

The Nippon Koshuha Steel Group and the Daido Steel Group can enhance their presence and acquire new customers in their domestic business by sharing their sales networks. In the overseas business, the Nippon Koshuha Steel Group will be able to promote the sales of Nippon Koshuha Steel Group’s products by leveraging the Daido Steel Group’s extensive overseas network which will contribute to sales increase and improvement of services of the Nippon Koshuha Steel Group.

(iii)	Optimization of resources by sharing and consolidating various functions and integration of distribution functions

The plan is to optimize resources in the sales, research, procurement, logistics, and corporate functions of the Nippon Koshuha Steel Group and the Daido Steel Group. Also, the two groups are considering integrating their distribution functions over the medium to long term, to promote the efficient operation of the two groups as well as to improve services and reduce costs.

Following the Transaction, Nippon Koshuha Steel will be delisted, which may result in losing certain benefits typically associated with being listed, such as diversified methods of financing with the use of equity financing, enhanced credibility and positive effect on recruitment activities due to strong name recognition, and increased reliability on its finances by undergoing accounting audits. However, the disadvantages to Nippon Koshuha Steel of being delisted is limited while the benefits gained from the Transaction are greater. This is because Nippon Koshuha Steel has not engaged in equity financing since April 2000 and the disadvantage of losing access to equity financing is considered negligible. Also, the name recognition of Nippon Koshuha Steel is already sufficiently strong due to its long history and business performance, and the risk of losing name recognition is low even if it is delisted, with little adverse effects on recruitment. Further, the financial reliability of Nippon Koshuha Steel will be maintained as Nippon Koshuha Steel will be subject to accounting audits for the consolidated financial reports of Kobe Steel and Daido Steel after the Transaction.

Normally, shareholders of a wholly owned subsidiary in a share exchange can indirectly enjoy the fruits of the subsidiary’s enhanced corporate value through their investment in the parent company. However, in this Transaction, since the special steel business will be transferred to Daido Steel, at least in relation to the special steel business, this relationship does not hold, and the investment will be forcibly terminated.

When Nippon Koshuha Steel asked on the possibility of a cash tender offer (for the purpose of taking private) or a share exchange, which are methods commonly adopted in practice as a transaction scheme involving forced termination of investment, Kobe Steel responded that, due to the uncertain business environment of Nippon Koshuha Steel, it would be difficult to acquire shares from shareholders for cash. Additionally, Nippon Koshuha Steel learned that Daido Steel is not considering acquiring the iron casting business and wishes to privatize Nippon Koshuha Steel, so acquiring only Nippon Koshuha Steel Shares owned by Kobe Steel through a partial tender offer is also not feasible.

Given these points, Nippon Koshuha Steel, on the premise that changing the scheme is difficult, examined the appropriateness of the scheme including the Share Exchange, and Nippon Koshuha Steel found no unreasonable points in the transaction scheme or type of consideration, deeming it appropriate for the following reasons:

(i)	In the Share Exchange, shareholders of Nippon Koshuha Steel can indirectly enjoy the expected synergies from the iron casting business through holding Kobe Steel Shares.

(ii)	Although investment in the special steel business will end following the Transaction, a certain premium has been added to the exchange ratio, even though Nippon Koshuha Steel is expected to post operating losses for two consecutive terms, and the expected synergies from the special steel business are fairly distributed to shareholders of Nippon Koshuha Steel.

(iii)	Kobe Steel Shares to be allocated in the Share Exchange are listed on the TSE Prime Market and are more liquid than Nippon Koshuha Steel Shares, so shareholders can sell them in the market and recover their investment if they are dissatisfied with the Share Exchange or subsequent developments.

Subsequent to comprehensive discussions between the Companies and Daido Steel based on the above, they agreed that transferring the special steel business of Nippon Koshuha Steel to Daido Steel would lead to enhancing competitiveness and improving profitability of the special steel business. To achieve this, today,: (a) the boards of directors of the Companies have decided to execute the Share Exchange Agreement to make Nippon Koshuha Steel a wholly owned subsidiary of Kobe Steel through the Share Exchange; (b) the boards of directors of the Companies have decided to implement the In-Kind Dividend subject to the effectuation of the Share Exchange; and (c) the board of directors of Kobe Steel has decided to implement the Share Transfer (including the execution of a share transfer agreement relating to the Share Transfer) to Daido Steel subject to the effectuation of the Share Exchange, the implementation of the In-Kind Dividend, and the Regulatory Clearances.

Today, Nippon Koshuha Steel and Kobe Steel, Ltd. have entered into a memorandum of understanding (the “MOU”) with Daido Steel regarding matters related to the management and other aspects of Nippon Koshuha Steel following the completion of this Transaction. The MOU sets forth the following agreements:

• The parties to this MOU will cooperate with each other to achieve the Transaction.

• Kobe Steel confirms its intentions, as of the date of the MOU, regarding the acquisition of Nippon Koshuha Steel’s iron casting business through this In-Kind Dividend, as follows:

(a)	The iron casting business of Koshuha Foundry will continue its operation in the Hachinohe area as part of the Kobe Steel Group;

(b)	To enhance the top line in the main business areas of industrial machinery and construction machinery, Kobe Steel Group will utilize its management resources, promote collaboration and order placement/receipt among group companies to expand production and sales volume, and support risk management activities in safety, environment, and quality, as well as address challenges such as securing human resources; and

(c)	After the Transaction, the officers and employees of Koshuha Foundry engaged in the iron casting business will continue to be responsible for the operation and management of the business, and as of the date of the MOU, there are no plans to make major changes to the employment or treatment of Koshuha Foundry’s officers and employees in connection with this Transaction.

• Daido Steel confirms its intentions, as of the date of the MOU, regarding the acquisition of Nippon Koshuha Steel’s special steel business through this share transfer, as follows:

(a)	Unless there is a significant change in the management condition of Nippon Koshuha Steel, there are no plans to make major changes to the operations of each site of the special steel business in relation to this Transaction;

(b)	By mutually utilizing the management resources of the Daido Steel Group and Nippon Koshuha Steel, Daido Steel and Nippon Koshuha Steel aim to generate synergies, strengthen their competitiveness, and ultimately enhance their corporate value;

(c)	Through the optimization of production allocation and layout, Daido Steel and Nippon Koshuha Steel will seek to improve production efficiency and expand production volume and lots by utilizing surplus capacity. In addition, by curbing redundant investments, Daido Steel and Nippon Koshuha Steel aim to improve cash flow and strengthen the competitiveness of Nippon Koshuha Steel;

(d)	In the domestic business, Nippon Koshuha Steel will seek to acquire new customers, expand sales, and improve services by sharing the Daido Steel Group’s sales network and increasing their presence. In overseas business, Nippon Koshuha Steel will promote the sales of products of Nippon Koshuha Steel by utilizing the Daido Steel Group’s extensive overseas network;

(e)	To enhance the top line in high value-added fields such as semiconductors, medical, and energy of Nippon Koshuha Steel, Daido Steel Group will offer its management resources to Nippon Koshuha Steel. Daido Steel will also support Nippon Koshuha Steel’s own efforts to address challenges such as risk management in safety, environment, and quality, as well as securing human resources; and

(f)	There are no plans to make major changes to the employment or treatment of Nippon Koshuha Steel’s employees in connection with this Transaction.

• Nippon Koshuha Steel agrees with the intentions of Kobe Steel and Daido Steel as described above.

For details on the Share Transfer, please refer to Daido Steel’s press release “Notice Regarding the Acquisition of All Shares of Nippon Koshuha Steel Co., Ltd. (Making It a Wholly Owned Subsidiary) and Changes to Specified Subsidiaries” announced today.

<Structure of the Transaction>

The structure of the Transaction will be as follows:

(i)	Share Exchange

Subject to the Regulatory Clearances, the Share Exchange will be consummated by Kobe Steel through a simplified share exchange that does not require approval by a resolution of its shareholders’ meeting and by Nippon Koshuha Steel after obtaining approval at its annual shareholders’ meeting. Kobe Steel will become the wholly owning parent company and Nippon Koshuha Steel will become the wholly owned subsidiary through the Share Exchange.

(Before the Share Exchange)	(After the Share Exchange)

(Note 1) The percentages indicated in the diagram represent the ratio of voting rights held out of the total number of voting rights (hereinafter the same applies to the percentages mentioned in the following diagrams in <Structure of the Transaction>.

(ii)	In-Kind Dividend

Subject to the effectuation of the Share Exchange, Nippon Koshuha Steel will implement the In-Kind Dividend of the Koshuha Foundry Shares and the assets of Nippon Koshuha Steel relating to its iron casting business, to Kobe Steel.

(Before the In-Kind Dividend)	(After the In-Kind Dividend)

(iii)	Share Transfer

Subject to (i) the effectiveness of the Share Exchange and (ii) the implementation of the In-Kind Dividend, and the Regulatory Clearances, Kobe Steel will transfer all of its Nippon Koshuha Steel Shares to Daido Steel. There are no capital relationship between Kobe Steel and Daido Steel as of today, and there are no plans to establish any capital relationship after the Share Transfer.

(Before the Share Transfer)	(After the Share Transfer)

2.	Summary of the Share Exchange

(1)      Timetable for the Share Exchange

Record date for the annual shareholders’ meeting to approve the Share Exchange Agreement (Nippon Koshuha Steel)	Monday, March 31, 2025
Date of resolutions of the boards of directors to execute the Share Exchange Agreement (Kobe Steel and Nippon Koshuha Steel)	Monday, May 12, 2025
Date of execution of the Share Exchange Agreement (Kobe Steel and Nippon Koshuha Steel)	Monday, May 12, 2025
Date of resolution of the annual shareholders’ meeting to approve the Share Exchange Agreement (Nippon Koshuha Steel)	Tuesday, June 24, 2025 (tentative)
Last trading date (Nippon Koshuha Steel)	Wednesday, January 28, 2026 (tentative)
Date of delisting (Nippon Koshuha Steel)	Thursday, January 29, 2026 (tentative)
Scheduled date of the Share Exchange (effective date) (Kobe Steel and Nippon Koshuha Steel)	Monday, February 2, 2026 (tentative)
Scheduled date of the Share Transfer (Kobe Steel and Daido Steel)	Monday, February 2, 2026 (tentative)

(Note 1) The above timetable for the Share Exchange is subject to change upon agreement between the Companies if necessary due to the progress of the procedures for the Share Exchange or for any other reason. Any changes to the above timetable will be announced promptly.

(Note 2) Kobe Steel will implement the Share Exchange through a simplified share exchange procedure under Article 796, Paragraph 2 of the Companies Act that does not require approval by a resolution of its shareholders’ meeting.

(2)      Method of the Share Exchange

In the Share Exchange, Kobe Steel will become the wholly owning parent company and Nippon Koshuha Steel will become the wholly owned subsidiary. The Share Exchange is scheduled to be consummated effective as of February 2, 2026 following a simplified share exchange procedure by Kobe Steel under Article 796, Paragraph 2 of the Companies Act that does not require approval by a resolution of a shareholders meeting, and also, the approval of the Share Exchange Agreement at Nippon Koshuha Steel’s annual shareholders meeting scheduled to be held on June 24, 2025.

Subject to the effectiveness of the Share Exchange, Nippon Koshuha Steel will implement the In-Kind Dividend of the Koshuha Foundry Shares and the assets of Nippon Koshuha Steel relating to its iron casting business to Kobe Steel. In addition, subject to the effectiveness of the Share Exchange and the implementation of the In-Kind Dividend and the Regulatory Clearances, Kobe Steel will transfer all of its Nippon Koshuha Steel Shares to Daido Steel.

(3)      Terms of Allotment for the Share Exchange

	Kobe Steel (Wholly owning parent company in the share exchange)	Nippon Koshuha Steel (Wholly owned subsidiary in the share exchange)
Allotment ratio for the Share Exchange	1	0.26
Number of shares to be delivered in the Share Exchange	Kobe Steel Shares: 1,840,444 shares (tentative)

(Note 1) Share allotment ratio

Kobe Steel will allot and deliver 0.26 shares of its stock for each share of Nippon Koshuha Steel Shares. However, no shares will be allotted in the Share Exchange with respect to Nippon Koshuha Steel Shares held by Kobe Steel as of the Reference Date (as defined below). The above allotment ratio in the Share Exchange (the “Share Exchange Ratio”) is subject to change upon mutual discussion and agreement between the Companies in the event of any material change to the assumptions on which the calculation of the Share Exchange Ratio is based.

(Note 2) Number of Kobe Steel Shares to be delivered in the Share Exchange

Upon the Share Exchange, Kobe Steel will deliver Kobe Steel Shares to the shareholders of Nippon Koshuha Steel as of the time immediately prior to Kobe Steel’s acquisition of all of the issued shares of Nippon Koshuha Steel through the Share Exchange (the “Reference Date”), excluding Nippon Koshuha Steel Shares held by Kobe Steel, in the number obtained by multiplying the total number of Nippon Koshuha Steel Shares held by the shareholders after cancellation of treasury shares by Nippon Koshuha Steel as described below (excluding Kobe Steel) by the Share Exchange Ratio, in exchange for Nippon Koshuha Steel Shares held by such shareholders.

Kobe Steel plans to use the treasury shares held by Kobe Steel as of today and a part of the treasury shares newly repurchased by Kobe Steel after today for such delivery of its shares. Currently, there is no plan to issue new shares for the allotment of shares in the Share Exchange. For details on the repurchase of treasury shares by Kobe Steel after today, please refer to Kobe Steel’s press release “Notice on Determination of Matters Related to Repurchase Treasury Shares (Repurchase of Treasury Shares Based on the Articles of Incorporation Pursuant to Article 459, Paragraph 1 of the Companies Act” announced today.

By a resolution of Nippon Koshuha Steel’s board of directors meeting to be held on or before the day immediately preceding the effective date of the Share Exchange, Nippon Koshuha Steel plans to cancel on the Reference Date all of the treasury shares held as of the Reference Date, including the treasury shares to be acquired by Nippon Koshuha Steel through purchase of shares demanded by dissenting shareholders in connection with the Share Exchange under Article 785, Paragraph 1 of the Companies Act. The number of shares to be allotted and delivered in the Share Exchange is subject to change due to the cancellation of treasury shares by Nippon Koshuha Steel.

(Note 3) Handling of shares less than one unit

In accordance with the Articles of Incorporation and the Share Handling Regulations of Kobe Steel, the shareholders of Nippon Koshuha Steel who will hold shares less than one unit (i.e., less than 100 shares) in Kobe Steel as a result of the Share Exchange, will be entitled to use the following programs concerning Kobe Steel Shares as shares less than one unit cannot be sold on the financial instruments exchange market.

i.	Additional purchase for shares less than one unit (additional purchase to 100 shares)

Under Article 194, Paragraph 1 of the Companies Act and the Articles of Incorporation of Kobe Steel, shareholders who hold shares less than one unit in Kobe Steel may purchase from

Kobe Steel the number of shares that, together with the number of shares less than one unit held by such shareholders, will make up one unit.

ii.	Demand for purchase of shares less than one unit (sale of shares less than one unit)

Under Article 192, Paragraph 1 of the Companies Act, shareholders who hold shares less than one unit in Kobe Steel may request that Kobe Steel buy back their shares less than one unit.

(Note 4) Handling of fractional shares

If any shareholder of Nippon Koshuha Steel is to receive a fraction of less than one share of Kobe Steel Shares in connection with the Share Exchange, Kobe Steel will, pursuant to Article 234 of the Companies Act and other relevant laws and regulations, sell Kobe Steel Shares in a number equivalent to the total sum of such factional shares (any fraction of less than one share in the total number will be rounded down) and deliver the sales proceeds to such shareholders in proportion to their fractional shares.

(4)      Handling of Stock Acquisition Rights and Bonds with Stock Acquisition Rights in Connection with the Share Exchange

Not applicable since Nippon Koshuha Steel, which will become the wholly owned subsidiary through the Share Exchange, has not issued any stock acquisition rights or bonds with stock acquisition rights.

3.	Basis for the Terms of Allotment for the Share Exchange

(1)      Basis and Reasons for the Terms of Allotment

In order to ensure fairness and appropriateness in determining the Share Exchange Ratio stated in “(3) Terms of Allotment for the Share Exchange” of “2. Summary of the Share Exchange” above, Kobe Steel and Nippon Koshuha Steel each appointed a third party valuation firm and various advisors, independent of the Companies and Daido Steel. Prior to beginning discussions in full scale, Kobe Steel retained Nomura Securities Co., Ltd. (“Nomura Securities”) as its financial advisor and third party valuation firm and Nishimura & Asahi (Gaikokuho Kyodo Jigyo) (“Nishimura & Asahi”) as its legal advisor, and Nippon Koshuha Steel retained Yamada Consulting Group Co., Ltd. (“Yamada Consulting”) as its financial advisor and third party valuation firm and Anderson Mori & Tomotsune as its legal advisor.

As described in “(4) Measures to Ensure Fairness (Including Measures to Avoid Conflicts of Interest)” below, as a result of careful discussions and examination based on the valuation report on the share exchange ratio received on May 9, 2025 from Nomura Securities, Kobe Steel’s financial advisor and third party valuation firm, advice from Nishimura & Asahi, its legal advisor, and the results of due diligence conducted by Kobe Steel on Nippon Koshuha Steel, Kobe Steel has concluded that the Share Exchange Ratio is appropriate and serves the interests of the shareholders of Kobe Steel. Therefore, Kobe Steel has determined that implementing the Share Exchange using the Share Exchange Ratio is appropriate.

On the other hand, as described in “(4) Measures to Ensure Fairness (Including Measures to Avoid Conflicts of Interest)” below, Nippon Koshuha Steel has held careful discussions and examination based on the valuation report on the share exchange ratio received on May 9, 2025 from Yamada Consulting, Nippon Koshuha Steel’s financial advisor and third party valuation firm, advice from Anderson Mori & Tomotsune, its legal advisor, the instructions and advice from the Special Committee consisting of independent members who have no conflict of interest with Kobe Steel, the controlling shareholder, or Daido Steel, and the report received from the Special Committee on May 12, 2025 (whose details are provided in “(3) Establishment of Special Committee without Conflict of Interest by Nippon Koshuha Steel and Receipt of Written Report” of “(4) Measures to Ensure Fairness (Including Measures to Avoid Conflicts of Interest)” below). As a result, Nippon Koshuha Steel has concluded that the Share Exchange Ratio is appropriate and will contribute to the interests of minority shareholders of Nippon

Koshuha Steel. Therefore, Nippon Koshuha Steel has determined that implementing the Share Exchange using the Share Exchange Ratio is appropriate.

As described above, Kobe Steel and Nippon Koshuha Steel carefully reviewed the results of the due diligence conducted by Kobe Steel on Nippon Koshuha Steel, with consideration to the calculation results of the share exchange ratio submitted by their respective third party valuation firms and held a series of negotiations and discussions while giving a comprehensive consideration to such factors as the financial condition, asset conditions, and future prospects of the Companies. As a result, Kobe Steel and Nippon Koshuha Steel have reached a conclusion that the Share Exchange Ratio is appropriate and will contribute to the interests of the shareholders of the Companies. Therefore, the Companies have decided that it is appropriate to implement the Share Exchange using the Share Exchange Ratio.

The Share Exchange Ratio is subject to change upon mutual discussion and agreement between the Companies in the event of any material change to the assumptions used as the basis of the calculation pursuant to the Share Exchange Agreement.

(2)      Matters Concerning Calculation of the Share Exchange Ratio

i.	Names of valuation firms and relationship with the Companies

Nomura Securities, the third party valuation firm of Kobe Steel, and Yamada Consulting, the third party valuation firm of Nippon Koshuha Steel, are both independent of the Companies and Daido Steel and do not constitute a related party of either of the Companies. They also do not have any material interest that need to be stated in connection with the Share Exchange.

ii.	Overview of the calculation

(i)	Calculation by Nomura Securities

Nomura Securities conducted a valuation of Kobe Steel using the average market share price analysis since Kobe Steel Shares are listed on the Prime Market of the TSE and a market share price is available. Based on the valuation base date of May 9, 2025, the closing price at the TSE on the valuation base date and the simple average of the closing prices for the five business days, one month, three months, and six months up to the valuation base date were used for the average market share price analysis.

As for Nippon Koshuha Steel, Nomura Securities conducted a valuation using the average market share price analysis since Nippon Koshuha Steel Shares are listed on the Standard Market of the TSE and a market share price is available. Based on the valuation base date of May 9, 2025, the closing price at the TSE on the valuation base date and the simple average of the closing prices for the five business days, one month, three months, and six months up to the valuation base date were used for the average market share price analysis. In addition, the comparable company analysis, since Nippon Koshuha Steel has more than one comparable listed companies, making it possible to estimate its equity value using the comparable company analysis, and the discounted cash flow analysis (the “DCF Analysis”), to reflect the future business activities in the valuation, were used for the valuation.

The results of the share exchange ratio calculation under each valuation method, when using 1 as the equity value per share of Kobe Steel Shares, are as follows.

Method	Calculated share exchange ratio
Average market share price analysis	0.21 to 0.23
Comparable company analysis	0.16 to 0.24
DCF Analysis	0.19 to 0.27

In calculating the share exchange ratio, Nomura Securities assumed that public information and all information provided to Nomura Securities were accurate and complete and did not independently verify the accuracy and completeness of such information. Nomura Securities also did not perform any independent valuation, appraisal, or assessment of the assets or liabilities (including financial derivatives, off-balance sheet assets and liabilities, and other contingent liabilities) of the Companies and their affiliates, including analysis and valuation of individual assets and liabilities, nor did Nomura Securities request a third party institution to conduct an appraisal or assessment of such assets or liabilities. It was assumed that Nippon Koshuha Steel’s financial forecasts and other forward-looking information were reasonably considered or prepared by the management of Nippon Koshuha Steel based on the best possible estimates and judgments available at the time. Nomura Securities’ valuation reflects the information obtained by Nomura Securities and the economic conditions existing up to May 9, 2025. The sole purpose of Nomura Securities’ valuation is to be used as a reference by the board of directors of Kobe Steel to consider the Share Exchange Ratio.

The financial forecast of Nippon Koshuha Steel used by Nomura Securities to perform the valuation based on the DCF Analysis includes a fiscal year in which a significant increase or decrease in earnings is expected. Specifically, a significant increase in profits compared to the previous fiscal year due to increased sales in the iron casting business and an improvement in the operating profit margin is expected in the fiscal year ending March 31, 2026. The implementation of the Share Exchange is not reflected in such financial forecast.

(ii)	Calculation by Yamada Consulting

Yamada Consulting conducted a valuation of Kobe Steel using the market price analysis since Kobe Steel Shares are listed on the Prime Market of the TSE and a market share price is available. Based on the valuation base date of May 9, 2025, the closing price at the TSE on the valuation base date and the simple average of the closing prices for the one month, three months, and six months up to the valuation base date were used for the market price analysis.

As for Nippon Koshuha Steel, Yamada Consulting conducted a valuation using the market price analysis since Nippon Koshuha Steel Shares are listed on the Standard Market of the TSE and a market share price is available. Based on the valuation base date of May 9, 2025, the closing price at the TSE on the valuation base date and the simple average of the closing prices for the one month, three months, and six months up to the valuation base date were used for the market price analysis. In addition, the comparable company analysis, since Nippon Koshuha Steel has more than one comparable listed companies, making it possible to estimate its equity value using the comparable company analysis, and the DCF Analysis, to reflect the future business activities in the valuation, were used for the valuation.

The results of the share exchange ratio calculation under each valuation method, when using 1 as the equity value per share of Kobe Steel Shares, are as follows.

Method	Calculated share exchange ratio
Market price analysis	0.20 to 0.24
Comparable company analysis	0.03 to 0.12
DCF Analysis	0.18 to 0.66

In calculating the share exchange ratio, Yamada Consulting assumed that public information and all information provided by Nippon Koshuha Steel were accurate and complete and did not independently verify the accuracy and completeness of such information. Yamada Consulting also did not perform any independent valuation, appraisal, or assessment of the assets or liabilities (including financial derivatives, off-balance sheet assets and liabilities, and other contingent liabilities) of the Companies and their affiliates, including analysis and valuation of individual assets and liabilities, nor did Yamada Consulting request a third party institution to conduct an appraisal or assessment of such assets or liabilities. It was assumed that Nippon

Koshuha Steel’s financial forecasts and other forward-looking information were reasonably prepared by the management of Nippon Koshuha Steel based on the best possible estimates and judgments available at the time of its valuation. Yamada Consulting’s valuation reflects the information obtained by Yamada Consulting and the economic conditions existing up to the time of its valuation. The sole purpose of Yamada Consulting’s valuation is to be used as a reference by the board of directors of Nippon Koshuha Steel and the Special Committee to consider the Share Exchange Ratio.

The financial forecast of Nippon Koshuha Steel used by Yamada Consulting to perform the valuation based on the DCF Analysis includes a fiscal year in which a significant increase or decrease in earnings is expected. Specifically, for the fiscal year ending March 2026, improvements in product mix and quality, as well as reductions in operating costs, are expected to increase both sales and operating profit margins in the special steel business and iron casting business, with operating profit projected to reach 850 million yen (compared to a loss in the previous fiscal year). For the fiscal year ending March 2027, the special steel business is expected to continue improving its product mix, resulting in a higher gross profit margin and an operating profit of 1,290 million yen (51.7% increase compared to the previous fiscal year). The implementation of the Share Exchange is not reflected in such financial forecast.

(3)      Prospects and Reason for Delisting

As a result of implementing the Share Exchange, Nippon Koshuha Steel will become a wholly-owned subsidiary of Kobe Steel as of the effective date of the Share Exchange (scheduled for February 2, 2026), and Nippon Koshuha Steel Shares will be delisted on January 29, 2026 (with the last trading date being January 28, 2026) in accordance with the delisting standards of the TSE. If the currently scheduled effective date of the Share Exchange is changed, the delisting date will also be changed.

After being delisted, it will no longer be possible to trade Nippon Koshuha Steel Shares on the Standard Market of the TSE. Since Kobe Steel Shares to be delivered as consideration for the Share Exchange will remain listed on the Prime Market of the TSE and can be traded on the Prime Market of the TSE on and after the effective date of the Share Exchange, the shareholders who hold 385 or more shares of Nippon Koshuha Steel Shares as of the Reference Date and will be allotted 100 shares (which constitutes one unit) or more of Kobe Steel Shares through the Share Exchange will continue to be able to trade Kobe Steel Shares, but not fractional shares, on the Prime Market of the TSE. As such, even after Nippon Koshuha Steel Shares are delisted, liquidity of the shares will be secured, although some shareholders may be allotted shares of less than one unit depending on the number of Nippon Koshuha Steel Shares they own.

Shareholders who held less than 385 shares of Nippon Koshuha Steel Shares as of the Reference Date will be allotted Kobe Steel Shares of less than 100 shares, which is one unit of Kobe Steel Shares. Such shares of less than one unit cannot be sold on financial instrument exchange markets. Shareholders who will hold shares of less than one unit will be entitled to request that Kobe Steel buy back their shares of less than one unit. It is also possible to purchase from Kobe Steel a number of shares which, together with the number of shares of less than one unit held by such shareholders, will make up one unit. For details, please refer to (Note 3) “Handling of shares of less than one unit” in “(3) Terms of Allotment for the Share Exchange” of “2. Summary of the Share Exchange” above. Further, for details on any fraction of less than one share that may result from the Share Exchange, please refer to (Note 4) “Handling of fractional shares” in “(3) Terms of Allotment for the Share Exchange” of “2. Summary of the Share Exchange” above.

Shareholders of Nippon Koshuha Steel Shares may continue to trade their Nippon Koshuha Steel Shares on the Standard Market of the TSE until the last trading date, which is January 28, 2026 (tentative), and may exercise their legal rights pursuant to the Companies Act and other relevant laws and regulations until the Reference Date.

(4)      Measures to Ensure Fairness (Including Measures to Avoid Conflicts of Interest)

As of today, Kobe Steel holds 7,575,300 shares of Nippon Koshuha Steel Shares (which represent 51.69% of 14,653,932 shares, calculated by subtracting the number of treasury shares of Nippon Koshuha Steel (33,685 shares) from the total number of issued shares as of March 31, 2025 (14,687,617 shares), which makes Nippon Koshuha Steel a consolidated subsidiary of Kobe Steel. Therefore, Kobe Steel and Nippon Koshuha Steel have determined that it is necessary to avoid conflicts of interest and ensure fairness of the Share Exchange, and have implemented the following measures to ensure fairness (including measures to avoid conflicts of interest):

i.	Obtaining of valuation reports by the Companies from independent third-party valuation firms

To ensure fairness in the calculation of the share exchange ratio to be used in the Share Exchange, Kobe Steel retained Nomura Securities, a third-party valuation firm independent of the Companies and Daido Steel, and obtained a valuation report regarding the share exchange ratio on May 9, 2025, and Nippon Koshuha Steel retained Yamada Consulting, a third-party valuation firm independent of the Companies and Daido Steel, and obtained a valuation report regarding the share exchange ratio on May 9, 2025.

Summaries of the above-mentioned valuation reports are provided in “(2) Matters Concerning Calculation of the Share Exchange Ratio” above. Neither of the Companies has obtained a written opinion (fairness opinion) from their third-party valuation firms to the effect that the Share Exchange Ratio is fair to the shareholders of Kobe Steel or Nippon Koshuha Steel from a financial viewpoint.

ii.	Advice from independent law firms

Kobe Steel retained Nishimura & Asahi as its legal advisor for the Transaction and received legal advice regarding the procedures for the Transaction and the method and process of decision making by its board of directors. Nishimura & Asahi is independent of the Companies and Daido Steel and does not have any material interest in the Companies.

Nippon Koshuha Steel retained Anderson Mori & Tomotsune as its legal advisor for the Transaction and received legal advice regarding the procedures for the Transaction and the method and process of decision making by its board of directors. Anderson Mori & Tomotsune is independent of the Companies and Daido Steel and does not have any material interest in the Companies or Daido Steel.

iii.	Establishment of Special Committee with No Conflict of Interest and Obtaining of Written Report by Nippon Koshuha Steel

On August 27, 2024, in considering the Transaction, Nippon Koshuha Steel established the Special Committee in order to ensure the fairness of the terms and conditions of the Transaction; eliminate arbitrary decision making with respect to the Transaction; ensure fairness, transparency, and objectivity of the decision making process of Nippon Koshuha Steel; avoid conflicts of interest; and confirm that a decision by Nippon Koshuha Steel to pursue the Transaction would not cause any disadvantage to the general shareholders of Nippon Koshuha Steel. The Special Committee is comprised of Mr. Tetsuya Miyajima and Mr. Hiroyuki Nagano, who are both outside directors of Nippon Koshuha Steel and are registered as independent directors with the TSE, and Mr. Waichiro Takao, an outside company auditor of Nippon Koshuha Steel, none of which has any conflict of interest with Kobe Steel or Daido Steel. (The remuneration of the members of the Special Committee will be a fixed amount to be paid as consideration for their duties, regardless of the contents of the written report, and does not include any contingency fee to be paid subject to the closing of the Transaction.)

On April 3, 2025, in considering the Transaction, the board of directors of Nippon Koshuha Steel consulted with the Special Committee on (i) whether the purpose of the Transaction is legitimate, including whether the Transaction will contribute to enhancing the corporate value of Nippon Koshuha Steel; (ii) whether the fairness and appropriateness of the terms and conditions of the Transaction, including the share exchange ratio for the Share Exchange, are ensured; (iii) whether due consideration has been given to the interests of Nippon Koshuha Steel’s shareholders through fair procedures in connection with the Transaction; and (iv) in addition to (i) through (iii) above, whether the Transaction is considered not to cause any disadvantage to the minority shareholders ((i) through (iv), collectively, the “Matters of Consultation”). (Since the Transaction was initially contemplated as being a tender offer followed by a squeeze-out procedure as the method of taking Nippon Koshuha Steel private, the matters of consultation at the time the Special Committee was established on August 27, 2024 have been revised based on the new structure of implementing a share exchange as the method of taking Nippon Koshuha Steel private).

The Special Committee held 15 meetings in total during the period from September 4, 2024 to May 9, 2025 for approximately 17.5 hours. In addition, the Special Committee collected information and held discussions from time to time as necessary to carefully consider the Matters of Consultation.

Specifically, the Special Committee confirmed that there were no issues with the independence and expertise of Yamada Consulting, the financial advisor and third-party valuation firm appointed by Nippon Koshuha Steel, and Anderson Mori & Tomotsune, its legal advisor, and approved such appointment. Further, on September 24, 2024, the Special Committee retained Stand by C as its own financial advisor, independent of the Companies and Daido Steel. The Special Committee has confirmed that Stand by C does not constitute a related party of either of the Companies or Daido Steel and does not have any material interest in the Companies or Daido Steel.

The Special Committee then received explanations from Nippon Koshuha Steel on the purpose of the Share Exchange, the background and process leading up to the Share Exchange, the preparation procedures and contents of Nippon Koshuha Steel’s business plan used for calculating the Share Exchange Ratio, the reviewing structure and decision making method for the Share Exchange. Also, after sending a list of questions to Kobe Steel regarding the purpose of the Transaction, the Special Committee received explanations from Kobe Steel on the purpose of the Transaction, the background and process leading up to the Transaction, details of the synergies to be generated by the Transaction and specific measures to generate such synergies, the reason for selecting the structure of the Transaction, the management plan and treatment of employees after the Transaction, the Share Exchange Ratio, and other terms and conditions of the Transaction, and held a question and answer session. Additionally, the Special Committee received advice from Anderson Mori & Tomotsune, the legal advisor of Nippon Koshuha Steel, with respect to the method and process of decision making by the board of directors of Nippon Koshuha Steel for the Transaction, the operation of the Special Committee, and measures to ensure the fairness of the procedures for the Transaction and measures to avoid conflicts of interest. Further, the Special Committee received explanations from Yamada Consulting, the financial advisor and third-party valuation firm of Nippon Koshuha Steel, on the method and results of the calculation of the Share Exchange Ratio and held a question and answer session, followed by advice from Stand by C, its own financial advisor, from a financial viewpoint, to conduct its review.

Having received timely reports on the process and details of the discussions and negotiations between Kobe Steel and Nippon Koshuha Steel concerning the Transaction, the Special Committee held a series of discussions on the negotiation policy and other matters and gave its opinions to Nippon Koshuha Steel until a final proposal on the Share Exchange Ratio was received from Kobe Steel. As such, the Special Committee was substantially involved in the negotiation process with Kobe Steel.

Through these procedures, the Special Committee conducted careful discussions and consideration on the Matters of Consultation. On May 12, 2025, the Special Committee submitted a written report to the board of directors of Nippon Koshuha Steel to the effect that the Transaction will not cause disadvantage to the general shareholders of Nippon Koshuha Steel with the unanimous consent of all members. A summary of the written report submitted by the Special Committee is provided below.

(a)       Details of the written report

(i)	It is evaluated that this Transaction can contribute to the enhancement of the corporate value of Nippon Koshuha Steel, and its purpose is recognized as legitimate and reasonable.

(ii)	The terms of this Transaction (including the Share Exchange Ratio for Share Exchange) are considered to ensure fairness and appropriateness.

(iii)	In this Transaction, it is considered that due consideration has been given to the interests of the shareholders of Nippon Koshuha Steel through fair procedures.

(iv)	In addition to (i) through (iii) above, it is considered that the decision by Nippon Koshuha Steel to carry out this Transaction is not disadvantageous to minority shareholders.

(b)       Reasons for the Recommendation

1. Whether the Purpose of the Transaction is Legitimate and Reasonable (Including Whether the Transaction Contributes to the Enhancement of Nippon Koshuha Steel’s Corporate Value)

The Special Committee conducted hearings and confirmed the background and process leading to this Transaction, its purpose, and the synergies expected to be obtained from it, with Nippon Koshuha Steel, Daido Steel, and Kobe Steel.

The summary of these findings is as follows:

A)	To date, Kobe Steel and Nippon Koshuha Steel have been working on improving the profitability of Nippon Koshuha Steel and streamlining the mold and tool business by strengthening their collaboration to enhance the corporate value of Nippon Koshuha Steel.

B)	Consequently, Kobe Steel has reached a conclusion that, in order to further enhance the corporate value of Nippon Koshuha Steel, a capital alliance should be formed between Nippon Koshuha Steel and a third party capable of providing strong support for building Nippon Koshuha Steel’s business foundation centered on its special steel business.

C)	In this context, Kobe Steel started discussions and considerations regarding the transfer of Nippon Koshuha Steel’s special steel business with Daido Steel, with which Kobe Steel had prior contacts. Through a series of discussions with Daido Steel and deliberations within Kobe Steel based on the results of such discussions, Kobe Steel decided that the best option for enhancing the corporate value of Kobe Steel and Nippon Koshuha Steel was to transfer Nippon Koshuha Steel’s special steel business to Daido Steel, which has strong expertise and extensive experience in the special steel business, positioning it as its core operation, and to continue to operate the iron casing business as part of the KOBELCO Group.

D)	Kobe Steel and Daido Steel continued to engage in discussions, and on May 31, 2024, Kobe Steel and Daido Steel proposed to Nippon Koshuha Steel the privatization of Nippon Koshuha Steel and the acquisition of Nippon Koshuha Steel’s special steel business by Daido Steel.

E)	Although methods such as a tender offer and subsequent squeeze-out procedures were considered for privatization, it was ultimately determined that making Nippon Koshuha Steel a wholly owned subsidiary through a share exchange with Kobe Steel Shares as consideration would allow minority shareholders of Nippon Koshuha Steel to benefit from the overall corporate strategy of Kobe Steel, including the expected optimization of its business portfolio, and to enjoy the liquidity of Kobe Steel Shares which are listed on the TSE Prime Market, by being able to by continue to hold Kobe Steel Shares or cash out Kobe Steel Shares any time if they wish. Kobe Steel considers this approach is desirable as it serves the interests of minority shareholders of Nippon Koshuha Steel.

According to Nippon Koshuha Steel, the expected synergies from this Transaction are as follows:

(i)       Cost reduction and expansion of production volumes through optimization of production allocation and layout and suppression of redundant investments

Nippon Koshuha Steel and Daido Steel will be able to improve production efficiency and expand production volumes and production lots by utilizing surplus capacity through the optimization of production allocation and layout. Additionally, by suppressing redundant investments, cash flow will be improved, which is expected to enhance the competitiveness of Nippon Koshuha Steel’s special steel business.

(ii)       Enhanced presence and increased sales by leveraging the Daido Steel Group’s extensive domestic and overseas network

The Nippon Koshuha Steel Group and the Daido Steel Group can enhance their presence and acquire new customers in their domestic business by sharing their sales networks. In the overseas business, the Nippon Koshuha Steel Group will be able to promote the sales of Nippon Koshuha Steel Group’s products by leveraging the Daido Steel Group’s extensive overseas network which will contribute to sales increase and improvement of services of the Nippon Koshuha Steel Group

(iii)       Optimization of resources by sharing and consolidating various functions and integration of distribution functions

The plan is to optimize resources in the sales, research, procurement, logistics, and corporate functions of the Nippon Koshuha Steel Group and the Daido Steel Group. Also, the two groups are considering integrating their distribution functions over the medium to long term, to promote the efficient operation of the two groups as well as to improve services and reduce costs.

Following the Transaction, Nippon Koshuha Steel will be delisted, which may result in losing certain benefits typically associated with being listed, such as diversified methods of financing with the use of equity financing, enhanced credibility and positive effect on recruitment activities due to strong name recognition, and increased reliability on its finances by undergoing accounting audits. However, according to Nippon Koshuha Steel, the disadvantages to Nippon Koshuha Steel of being delisted is limited while the benefits gained from the Transaction are greater. This is because Nippon Koshuha Steel has not engaged in equity financing since April

2000 and the disadvantage of losing access to equity financing is considered negligible. Also, the name recognition of Nippon Koshuha Steel is already sufficiently strong due to its long history and business performance, and the risk of losing name recognition is low even if it is delisted, with little adverse effects on recruitment. Further, the financial reliability of Nippon Koshuha Steel will be maintained as Nippon Koshuha Steel will be subject to accounting audits for the consolidated financial reports of Kobe Steel and Daido Steel after the Transaction.

Based on the above explanations regarding the background, management issues, purpose, and expected synergies of the Transaction, there are no particularly unreasonable points, and the process is recognized as the result of reasonable consideration. Therefore, this Transaction can be evaluated as contributing to the enhancement of Nippon Koshuha Steel’s corporate value, and its purpose is legitimate and reasonable.

2. Whether the Terms of This Transaction (Including the Share Exchange Ratio for Share Exchange) are Considered to Ensure Fairness and Appropriateness

(1) Appropriateness of the Transaction Scheme

Normally, shareholders of a wholly owned subsidiary in a share exchange can indirectly enjoy the fruits of the subsidiary’s enhanced corporate value through their investment in the parent company. However, in this Transaction, since the special steel business will be transferred to Daido Steel, this relationship does not hold, and the investment will be forcibly terminated.

In practice, transaction scheme involving forced termination of investment include a cash tender offer (for the purpose of privatization) or a share exchange. Kobe Steel responded that, due to the uncertain business environment of Nippon Koshuha Steel, it would be difficult to acquire shares from shareholders for cash. Additionally, since Daido Steel is not considering acquiring the iron casting business and wishes to privatize Nippon Koshuha Steel, Kobe Steel responded to Nippon Koshuha Steel’s inquiry by stating that acquiring only Nippon Koshuha Steel Shares owned by Kobe Steel through a partial tender offer is also not feasible.

Given these points, the Special Committee, on the premise that changing the scheme of the Transaction is difficult, examined the appropriateness of the scheme including the Share Exchange, and found no unreasonable points in the Transaction scheme or type of consideration, deeming it appropriate for the following reasons:

(i)	In the Share Exchange, shareholders of Nippon Koshuha Steel can indirectly enjoy the expected synergies from the iron casting business through holding Kobe Steel Shares.

(ii)	Although investment in the special steel business will end, a certain premium has been added to the exchange ratio, even though Nippon Koshuha Steel is expected to post operating losses for two consecutive terms, and the expected synergies from the special steel business of Nippon Koshuha Steel through the implementation of various measures related to the business as planned after the completion of the Transaction are fairly distributed to shareholders of Nippon Koshuha Steel.

(iii)	Kobe Steel Shares to be allocated in the Share Exchange are listed on the TSE Prime Market and are more liquid than Nippon Koshuha Steel Shares, so shareholders can sell the Kobe Steel Shares having acquired through the Share Exchange in the market and convert them into cash, and recover their investment if they are dissatisfied with the Transaction or subsequent developments.

(2) Examination of the Share Exchange Ratio

The Special Committee considers the Share Exchange Ratio of 1:0.26 (0.26 Kobe Steel Shares for each Nippon Koshuha Steel share) to be fair and reasonable for the following reasons:

(i)	The Special Committee, independent from Nippon Koshuha Steel, Kobe Steel, and Daido Steel, negotiated the Share Exchange Ratio, aiming for the most favorable terms for general shareholders with reasonable efforts, ensuring a situation equivalent to an arm’s length transaction. The agreed Share Exchange Ratio was reached after a total of six proposals from Kobe Steel, starting from an initial proposal of 1:0.22 (0.22 shares of Kobe Steel Shares will be allotted for each Nippon Koshuha Steel Share) to the final proposal of 1:0.26 (0.26 shares of Kobe Steel Shares will be allotted for each Nippon Koshuha Steel Share), following sincere negotiations.

(ii)	The consideration equivalent amount of 434 yen, calculated based on the market price of Kobe Steel Shares on the business day prior to the announcement date of this Share Exchange (May 9, 2025), exceeds the intraday high of Nippon Koshuha Steel Shares during the three-year period from May 10, 2022, to May 9, 2025, except for the period from August 3, 2023 (the day after the August 2, 2023 press release titled “Notice Regarding the Recording of Extraordinary Income from the Transfer of Fixed Assets by a Subsidiary,” which may have affected the share price due to the impact of land sales), to August 3, 2024 (the day after the August 2, 2024 press release titled “Notice Regarding Revision of Consolidated Earnings Forecasts for the Second Quarter Cumulative Period and Full Year”). Therefore, the consideration is at a level where shareholders who acquired Nippon Koshuha Steel Shares in the market during this period would not suffer economic disadvantage.

(iii)	Regarding the business plan of Nippon Koshuha Steel, which Yamada Consulting used as a premise for calculating share value, no unreasonable assumptions were found, such as those that would result in an unreasonably low share exchange ratio.

(iv)	The Share Exchange Ratio calculated by Yamada Consulting, when compared to the share value of Kobe Steel calculated using the market price method, resulted in a range of 0.20–0.24 by the market price method, 0.03–0.12 by the comparable company analysis method, and 0.18–0.66 by the DCF method. The Share Exchange Ratio for this Share Exchange exceeds the upper limit of the ranges calculated by the market price method and the comparable company analysis method, and falls within the range calculated by the DCF method.

(v)	The Share Exchange Ratio of 0.26 shares of Kobe Steel for each share of Nippon Koshuha Steel is a ratio that adds premiums of 11.0%, 20.6%, 25.6%, and 18.5%, respectively, to the ratios calculated based on the closing price on the reference date (the business day prior to the announcement date of this share exchange, May 9, 2025), the simple average of the closing prices for the most recent one month, three months, and six months. This level of premium is not inferior when compared to the premium levels in similar cases announced after the publication of “Fair M&A Guidelines” formulated by the Ministry of Economy, Trade and Industry on June 28, 2019 (cases where, at the time of the organizational restructuring, the target company was a listed subsidiary of the acquirer, the acquirer was a listed company, and a premium was added to the ratio calculated based on the closing price on the record date (which is the business day before the public announcement date), as well as the simple average closing prices for each of the following periods up to the record date: one month, three months, and six months). It is recognized that an appropriate premium has been attached. In particular, Nippon Koshuha Steel recorded net losses attributable to the parent company’s shareholders in the fiscal years ending March 2020, March 2021, March 2023, and March 2025, and operating and ordinary losses in the fiscal years ending March 2024 and March 2025, indicating instability in business profitability, making it difficult to expect a significant premium. Furthermore, Nippon Koshuha Steel plans to announce on May 12, 2025, a “Notice Regarding the Recording of Extraordinary Losses (Impairment Losses),” and is scheduled to record an impairment loss of 7,364 million yen related to special steel production facilities and sales bases for special steel business (the “Impairment”). If this announcement is made, there is a possibility that Nippon Koshuha Steel Shares price will decline accordingly, so approving a share exchange proposal that includes a certain premium based on the market price of Nippon Koshuha Steel Shares before such announcement can be considered reasonably justifiable from the perspective of shareholder interests of Nippon Koshuha Steel.

(Note) According to Nippon Koshuha Steel, the Impairment is unrelated to the negotiations for this Transaction and was initiated for discussion by Nippon Koshuha Steel’s auditor due to the business situation of Nippon Koshuha Steel, with no intention to influence the share exchange ratio for the Share Exchange.

Considering the above, the terms of the Transaction, including the share exchange ratio, are considered appropriate.

3. Whether Due Consideration Has Been Given to the Interests of Nippon Koshuha Steel’s Shareholders Through Fair Procedures

Nippon Koshuha Steel has taken the following measures from the perspectives of ensuring the fairness of the procedures related to the Share Exchange, eliminating arbitrariness and conflicts of interest in the decision-making process leading to its implementation. Considering the following factors comprehensively, it is recognized that due consideration has been given to the interests of shareholders through fair procedures.

(1) Establishment of the Special Committee

Nippon Koshuha Steel established the Special Committee in connection with the consideration of this Transaction. The purpose of this committee was to eliminate any arbitrariness or risk of conflicts of interest in the decision-making process of Nippon Koshuha Steel’s Board of Directors and to ensure the fairness of the process. As described below, the special committee was composed of independent members, and practical measures were taken to enhance the effectiveness of the committee. From the standpoint of increasing corporate value and protecting the interests of general shareholders, the Special Committee examined and made judgments regarding the appropriateness of the Transaction itself, the reasonableness of the Transaction terms, and the fairness of the procedures.

(a) Composition of Member of the Special Committee and Independence

The members of the Special Committee consist of two outside directors and one outside auditor of Nippon Koshuha Steel. These members are independent from Nippon Koshuha Steel, Kobe Steel and Daido Steel, and the outcome of the Transaction itself. Furthermore, their compensation consists solely of a fixed remuneration that is paid regardless of whether the Transaction is completed or not; there is no success fee contingent upon the announcement or completion of the Transaction.

In light of the above, it is considered that the independence of each member of this Special Committee is duly ensured.

(b) Granting Authority to Participate in Negotiations

In resolving to establish the Special Committee, the board of Nippon Koshuha Steel granted the Special Committee the authority to negotiate Transaction terms with Kobe Steel and Daido Steel.

(c) Granting Authority to Appoint External Advisors

In resolving to establish the Special Committee, the board of Nippon Koshuha Steel allowed the Special Committee to use external advisors appointed by Nippon Koshuha Steel or to appoint its own independent advisors as necessary at Nippon Koshuha Steel’s expense. The Special Committee appointed Stand by C as its independent financial advisor after confirming its independence through interviews with it.

(d) Treatment of the Special Committee’s Judgment by the Board

In resolving to establish the Special Committee, the Board of Directors of Nippon Koshuha Steel also resolved that, with respect to decision-making regarding the Transaction, the Board would give the utmost respect to the judgments of the Special Committee. In particular, the Board resolved that, if the Special Committee determines that the terms of the Transaction are not appropriate, the Board of Directors of Nippon Koshuha Steel will resolve not to approve the Transaction under such terms.

(2) Obtaining Independent Expert Advice by Nippon Koshuha Steel

(a) Acquisition of a Valuation Report on the Share Exchange Ratio from a Third-Party Valuation Institution

Nippon Koshuha Steel appointed Yamada Consulting as a financial advisor and third-party valuation institution independent from Nippon Koshuha Steel, Kobe Steel, Daido Steel, and the outcome of the Transaction. Nippon Koshuha Steel requested Yamada Consulting to calculate the Share Exchange Ratio for the Share Exchange, and obtained a valuation report regarding the share exchange ratio.

(b) Acquisition of Legal Advice from a Legal Advisor

Nippon Koshuha Steel appointed Anderson Mori & Tomotsune as a legal advisor independent from Kobe Steel, Daido Steel, Nippon Koshuha Steel, and the outcome of the Transaction. Nippon Koshuha Steel received legal advice from Anderson Mori & Tomotsune regarding the process and procedures of decision-making by the board of directors of Nippon Koshuha Steel in relation to the share exchange, as well as other points to consider in making decisions regarding the share exchange. In addition, Nippon Koshuha Steel received a legal due diligence report on Kobe Steel based on the results of the legal due diligence from Anderson Mori & Tomotsune and was provided with an explanation of its contents.

(c) Acquisition of Due Diligence Results from an Accounting and Tax Advisor

Nippon Koshuha Steel appointed Yamada & Partners Tax Corporation as an accounting and tax advisor independent from Nippon Koshuha Steel, Kobe Steel, Daido Steel, and the outcome of the transaction. Nippon Koshuha Steel received an accounting and tax due diligence report on Kobe Steel based on the results of the accounting and tax due diligence from Yamada & Partners Tax Corporation and was provided with an explanation of its contents.

(3) Absence of Undue Influence by Kobe Steel-Related Parties in Negotiations

Of the directors of Nippon Koshuha Steel, the deliberation regarding this Transaction at the board of directors is being conducted by the four directors other than President and Representative Director Daisuke Ogura (who was permanently transferred from Kobe Steel to Nippon Koshuha Steel in April 2023), Director Kiyohisa Kotani (who was permanently transferred from Kobe Steel to Nippon Koshuha Steel in April 2024), and Director Masahito Shoji, Director (who has served as an employee of Kobe Steel and as a director of Nippon Koshuha Steel since June 2024). In addition, among the auditors of Nippon Koshuha Steel, Auditor Michitaka Tanigawa (who was permanently transferred from Kobelco Construction Machinery Co., Ltd., a subsidiary of Kobe Steel, to Nippon Koshuha Steel in June 2022) did not participate in the deliberation.

Furthermore, these directors and the auditor are also not expected to participate in the deliberation or resolution of the board of directors meeting to be held on May 12, 2025, regarding this Transaction.

Moreover, in order to avoid the effects of structural conflicts of interest and information asymmetry in this Share Exchange, in addition to President and Representative Director Daisuke Ogura, Director Kiyohisa Kotani, and Director Masahito Shoji, Auditor Michitaka Tanigawa has not participated in the examination, discussions, or negotiations regarding this Transaction from the standpoint of Nippon Koshuha Steel.

On the other hand, President and Representative Director Daisuke Ogura and Director Kiyohisa Kotani have been involved in the formulation of Nippon Koshuha Steel’s business plan. This involvement was deemed essential due to personnel circumstances concerning Nippon Koshuha Steel’s officers and employees. Therefore, at the request of Nippon Koshuha Steel, they have participated in the formulation of the business plan. Their involvement in the process of formulating the business plan was confirmed through questions and answers with Yamada Consulting and Stand by C regarding the content and background of the business plan, and no particular issues have been pointed out.

Therefore, there appear to be no particular issues to be noted regarding the involvement of President and Representative Director Daisuke Ogura and Director Kiyohisa Kotani in the formulation of the business plan.

(4) Negotiations by Nippon Koshuha Steel

Nippon Koshuha Steel, in accordance with the negotiation policy pre-approved by this Special Committee, has engaged in substantive discussions and negotiations with Kobe Steel on multiple occasions regarding the Share Exchange Ratio for this Share Exchange, in order to ensure fairness from the perspective of protecting the interests of minority shareholders.

Furthermore, during these discussions and negotiations, the Special Committee has received timely reports from Nippon Koshuha Steel regarding the progress and details of these discussions and negotiations. The Special Committee has also discussed policies and expressed its opinions, thereby being substantially involved in the negotiation process with Kobe Steel.

(5) Market Check

There are no agreements or arrangements between Nippon Koshuha Steel and Kobe Steel that would restrict counterproposals from potential acquirers. On the other hand, at present, Kobe Steel is the controlling shareholder, holding more than 50% of the shares of Nippon Koshuha Steel, and as the proposer of this Transaction, Kobe Steel is promoting the execution of the Transaction. Therefore, it cannot be said that there is a strong necessity for Nippon Koshuha Steel to actively conduct a market check, and it is not considered unreasonable that no measures related to an active market check have been implemented.

(6) Majority-of-Minority Condition

Nippon Koshuha Steel has not taken measures such as setting a condition for termination of the share exchange agreement in the event that, at the shareholders’ meeting, a certain number of votes (specifically, a majority of the voting rights of shareholders other than Kobe Steel) are not cast in favor of the Share Exchange—this is known as a “majority of the minority” condition.

However, in M&A transactions where the acquirer holds a high percentage of the target company’s shares, such as in the acquisition of a subsidiary by a controlling shareholder, it has been pointed out that setting a majority of the minority condition may hinder M&A transactions that contribute to the enhancement of corporate value.

With respect to this Share Exchange as well, since Kobe Steel is the controlling shareholder holding more than 50% of the total voting rights of Nippon Koshuha Steel, there are concerns that setting a majority of the minority condition could have the aforementioned hindering effect. Therefore, it is not considered unreasonable that such a condition has not been set.

(7) Enhanced Information Disclosure and Process Transparency

The press release regarding the Share Exchange will provide appropriate disclosure in accordance with laws and TSE regulations, and sufficient information will be disclosed to allow general shareholders to judge the appropriateness of the Transaction terms.

4. Whether the Decision by Nippon Koshuha Steel to Carry Out the Transaction is Not Disadvantageous to Minority Shareholders

As described above, (i) the Transaction can be evaluated as contributing to the enhancement of Nippon Koshuha Steel’s corporate value and is legitimate and reasonable, (ii) the terms of the Transaction, including the share exchange ratio, are fair and appropriate, and (iii) sufficient consideration has been given to the interests of minority shareholders through fair procedures. Therefore, the decision by Nippon Koshuha Steel to carry out the Transaction is not considered disadvantageous to minority shareholders.

iv.	Approval by all disinterested directors of Nippon Koshuha Steel and opinion of all disinterested company auditors of Nippon Koshuha Steel that they have no objection

The meeting of the board of directors of Nippon Koshuha Steel held today to resolve the proposal regarding the Transaction was attended by four of the seven directors of Nippon Koshuha Steel, which excluded Mr. Daisuke Ogura, President and Representative Director (who was permanently transferred from Kobe Steel to Nippon Koshuha Steel in April 2023), Mr. Kiyohisa Kotani, Director (who was permanently transferred from Kobe Steel to Nippon Koshuha Steel in April 2024), and Mr. Masahito Shoji, Director (who has served as an employee of Kobe Steel and as a director of Nippon Koshuha Steel since June 2024). Deliberations were held and a resolution for the Transaction was passed with unanimous approval. In addition to Mr. Daisuke Ogura, President and Representative Director, Mr. Kiyohisa Kotani, Director, and Mr. Masahito Shoji, Director, Mr. Michitaka Tanigawa, Company Auditor (who was permanently transferred from Kobelco Construction Machinery Co., Ltd., a subsidiary of Kobe Steel, to Nippon Koshuha Steel in June 2022), did not participate in the consideration, discussion, or negotiation of the Transaction as a member of Nippon Koshuha Steel. On the other hand, President and Representative Director Daisuke Ogura and Director Kiyohisa Kotani have been involved in the formulation of Nippon Koshuha Steel’s business plan. This involvement was deemed essential due to personnel circumstances concerning Nippon Koshuha Steel’s officers and employees. Therefore, with the approval of the Special Committee and at the request of Nippon Koshuha Steel, they have participated in the formulation of the business plan.

v.	Obtaining of advice from an independent financial advisor by the Special Committee

As stated in “iii. Establishment of Special Committee with No Conflict of Interest and Obtaining of Written Report by Nippon Koshuha Steel” above, the Special Committee retained Stand by C as its own financial advisor, independent of the Companies and Daido Steel, and received advice from Stand by C regarding the calculation of the Share Exchange Ratio and relevant matters. Stand by C is not a related party to the Companies and Daido Steel and does not have any material interest in the Companies or Daido Steel.

4.	Overview of the parties to the Share Exchange

(Unit: million yen, unless specified otherwise)

		Wholly owning parent company in the share exchange	Wholly owned subsidiary in the share exchange
(1)	Name	Kobe Steel, Ltd.	Nippon Koshuha Steel Co., Ltd.
(2)	Location	2-4, Wakinohama-Kaigandori 2-chome, Chuo-ku, Kobe, Hyogo, Japan	1-10-5 Iwamoto-cho, Chiyoda-ku, Tokyo, Japan
(3)	Name and title of representative	Yoshihiko Katsukawa, President, CEO and Representative Director	Daisuke Ogura, President and Representative Director
(4)	Description of business	Manufacture and sale of iron and steel, non-ferrous metals and alloys; manufacture and sale of cast iron products, steel casting and forging products, and non-ferrous alloy casting and forging products; electric power supply business; manufacture and sale

Manufacture and sale of tool steel, super alloy steel, and bearing steel products

Manufacture and sale of special cast products such as automobile parts, construction machinery parts, and industrial machinery parts.

of materials for industrial machinery, transport machinery, electronics, and other machinery; engineering and construction of plants; etc.
(5)	Share capital	250,930 million yen (As of March 31, 2025)	12,721 million yen (As of March 31, 2025)
(6)	Date of establishment	June 28, 1911	May 18, 1950
(7)	Number of issued shares	396,345,963 shares (As of March 31, 2025)	14,687,617 shares (As of March 31, 2025)
(8)	Fiscal year-end	March 31	March 31
(9)	Number of employees	39,273 (Consolidated) (As of March 31, 2025)	1,088 (Consolidated) (As of March 31, 2025)
(10)	Major trading partners	Industrial, including automotive, electronics, and shipbuilding, and government agencies	Kobe Steel, KAMS Co., Ltd., Shinsho Corporation, KEIAISHA CO., LTD., ASAI SANGYO CO., LTD.
(11)	Main banks	Mizuho Bank, Ltd., MUFG Bank, Ltd., Development Bank of Japan Inc., Sumitomo Mitsui Banking Corporation	Mizuho Bank, Ltd., Mizuho Trust & Banking Co., Ltd., MUFG Bank, Ltd., Sumitomo Mitsui Banking Corporation, Mitsubishi UFJ Trust and Banking Corporation
(12)	Major shareholders and shareholding ratio	The Master Trust Bank of Japan, Ltd. (Trust Account) 16.94%
Custody Bank of Japan, Ltd. (Trust Account) 4.26%
The Nomura Trust and Banking Co., Ltd. (Trust Account) 2.22%
STATE STREET BANK AND TRUST COMPANY 505001 1.41%
Nippon Life Insurance Company 1.28%
		(As of March 31, 2025)	Kobe Steel 51.69% (As of March 31, 2025)
(13)	Relationship between the parties
	Capital relationship	Kobe Steel is the parent company of Nippon Koshuha Steel, holding 7,575,300 shares, which represent 51.69% of the total number of issued shares of Nippon

	Koshuha Steel (14,687,617 shares), less the number of its treasury shares (33,685 shares).
Personnel relationship	One employee of Kobe Steel is concurrently serving as the director of Nippon Koshuha Steel. In addition, three employees have been seconded from Kobe Steel to Nippon Koshuha Steel as of March 31, 2025.
Business relationship	Subcontracting of processing of bearing steel, etc.
Status as a related party	Nippon Koshuha Steel is a consolidated subsidiary of Kobe Steel. Kobe Steel and Nippon Koshuha Steel are mutually related parties.
(14)	Operating results and financial position for the past three years
Fiscal year	Kobe Steel (Consolidated)			Nippon Koshuha Steel (Consolidated)
	Fiscal year ended March 2023	Fiscal year ended March 2024	Fiscal year ended March 2025	Fiscal year ended March 2023	Fiscal year ended March 2024	Fiscal year ended March 2025
Consolidated net assets	977,653	1,127,346	1,237,059	15,136	21,768	13,661
Consolidated total assets	2,874,751	2,919,774	2,891,053	41,998	38,958	32,123
Consolidated net assets per share (yen)	2,314.31	2,675.13	2,941.14	1,032.83	1,485.48	932.30
Consolidated net sales	2,472,508	2,543,142	2,555,031	44,551	36,614	36,774
Consolidated operating profit	86,365	186,628	158,721	821	(1,635)	(787)
Consolidated ordinary profit	106,837	160,923	157,192	866	(1,585)	(728)
Profit attributable to owners of parent	72,566	109,552	120,180	(150)	6,612	(7,738)
Consolidated net income per share (yen)	183.80	277.38	304.64	(10.30)	451.21	(528.09)
Dividend per share (yen)	40.00	90.00	100.00	5.0	50.0	-

5.	Status after the Share Exchange

Wholly owning parent company resulting from Share Exchange
(1)	Name	Kobe Steel, Ltd.
(2)	Location	2-4, Wakinohama-Kaigandori 2-chome, Chuo-ku, Kobe, Hyogo, Japan
(3)	Name and title of representative	Yoshihiko Katsukawa, President, CEO, and Representative Director
(4)	Description of business	Manufacture and sale of iron and steel, non-ferrous metals and alloys; manufacture and sale of cast iron products, steel casting and forging products, and non-ferrous alloy casting and forging products; electric power supply business; manufacture and sale of materials for industrial machinery, transport machinery, electronics, and other machinery; engineering and construction of plants; etc.
(5)	Share capital	250,930 million yen
(6)	Fiscal year-end	March 31
(7)	Net assets	To be determined
(8)	Total assets	To be determined

6.	Summary of Accounting Treatment

The Share Exchange is expected to constitute a common control transaction under the Accounting Standards for Business Combinations.

7.	Future Outlook

Regarding the impact of this Transaction on the business performance of Kobe Steel and Nippon Koshuha Steel, it is currently under careful examination. If it becomes necessary to revise the earnings forecast or announce any matters, prompt disclosure will be made.

8.	Matters Concerning Transactions with Controlling Shareholder

(1)	Transactions with Controlling Shareholder and Compliance with the Policy for Measures to Protect Minority Shareholders

The Transaction constitutes a transaction with a controlling shareholder of Nippon Koshuha Steel since Kobe Steel, which already holds 7,575,300 shares of Nippon Koshuha Steel Shares (which represent 51.69% of 14,653,932 shares, calculated by subtracting the number of treasury shares of Nippon Koshuha Steel (33,685 shares) from the total number of issued shares as of March 31, 2025 (14,687,617 shares), is making Nippon Koshuha Steel a wholly-owned subsidiary.

Nippon Koshuha Steel has stated in the “Policy for Measures to Protect Minority Shareholders in Conducting Transactions with Controlling Shareholder” included in its Corporate Governance Report disclosed on June 21, 2024 that “When entering into a transaction with the parent company, Kobe Steel, Ltd., that involves a conflict of interest with minority shareholders, the board of directors will take into account the opinions of independent outside directors and independent company auditors in its deliberation and resolution, to ensure no disadvantage is caused to minority shareholders.”

In connection with the Transaction, Nippon Koshuha Steel has obtained the opinion of all disinterested company auditors that they have no objection thereto and has taken various measures to ensure the fairness of the Transaction and avoid conflicts of interest, as described in “(4) Measures to Ensure

Fairness (Including Measures to Avoid Conflicts of Interest)” of “3. Basis for the Terms of Allotment for the Share Exchange” above. Nippon Koshuha Steel believes that these measures are in conformity with the intent of the above-mentioned policy.

(2)	Matters Concerning Measures to Ensure Fairness and Avoid Conflicts of Interest

As described in “Transactions with Controlling Shareholder and Compliance with the Policy for Measures to Protect Minority Shareholders” above, the Transaction constitutes a transaction with a controlling shareholder for Nippon Koshuha Steel. Therefore, Nippon Koshuha Steel has determined that it was necessary to take measures to ensure fairness and avoid conflicts of interest, and held careful discussions and consideration at its meetings of board of directors on the terms and conditions of the Transaction. By taking the measures described in “(4) Measures to Ensure Fairness (Including Measures to Avoid Conflicts of Interest)” of “3. Basis for the Terms of Allotment for the Share Exchange” above, Nippon Koshuha Steel has ensured fairness and avoided conflicts of interest.

(3)	Summary of Opinion Obtained from A Person Who Has No Conflict of Interest with the Controlling Shareholder That the Transaction Does Not Cause Disadvantage to the Interest of Minority Shareholders

Nippon Koshuha Steel received a written report from the Special Committee on May 12, 2025 to the effect that the decision to implement the Transaction is not disadvantageous to the minority shareholders of Nippon Koshuha Steel. For details, please refer to “(4) Measures to Ensure Fairness (Including Measures to Avoid Conflicts of Interest)” of “3. Basis for the Terms of Allotment for the Share Exchange” above.

(Reference) Consolidated earnings forecast for the current fiscal year and consolidated results for the previous fiscal year

Kobe Steel (Earnings forecast for the current fiscal year was announced on May 12, 2025.)

	Consolidated net sales	Consolidated operating profit	Consolidated ordinary profit	Profit attributable to owners of parent
Earnings forecasts for the current fiscal year (Fiscal year ending March 2026)	2,550,000	140,000	120,000	100,000
Results for the previous fiscal year (Fiscal year ended March 2025)	2,555,031	158,721	157,192	120,180

(Unit: million yen)

Nippon Koshuha Steel

	Consolidated net sales	Consolidated operating profit	Consolidated ordinary profit	Profit attributable to owners of parent
Results for the previous fiscal year (Fiscal year ended March 2025)	36,774	(787)	(728)	(7,738)

(Unit: million yen)

(Note) As Nippon Koshuha Steel is scheduled to be delisted as of January 29, 2026, no earnings forecast has been announced for the fiscal year ending March 2026.